     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 8, 1994.
                                                          REGISTRATION NO. 33-
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               ----------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                               ----------------

                                CRIIMI MAE INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ----------------

                MARYLAND                               52-1622022
        (STATE OF INCORPORATION)          (I.R.S. EMPLOYER IDENTIFICATION NO.)

                              11200 ROCKVILLE PIKE
                           ROCKVILLE, MARYLAND 20852
                        TELEPHONE NUMBER (301) 468-9200
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                               WILLIAM B. DOCKSER
                             CHAIRMAN OF THE BOARD
                              11200 ROCKVILLE PIKE
                           ROCKVILLE, MARYLAND 20852
                                 (301) 468-9200
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                    COPY TO:
                           MORRIS F. DEFEO, JR., ESQ.
                        ARENT FOX KINTNER PLOTKIN & KAHN
                         1050 CONNECTICUT AVENUE, N.W.
                           WASHINGTON, DC 20036-5339

                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.
                               ----------------

  If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [_]

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

                        CALCULATION OF REGISTRATION FEE
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                              PROPOSED    PROPOSED
                                               MAXIMUM    MAXIMUM
                                  AMOUNT      AGGREGATE  AGGREGATE   AMOUNT OF
      TITLE OF SHARES             TO BE         PRICE     OFFERING  REGISTRATION
      TO BE REGISTERED        REGISTERED(1)  PER UNIT(1)  PRICE(1)      FEE
- --------------------------------------------------------------------------------
Common Stock, par value $.01
 per share.................   375,000 Shares   $13.17    $4,938,750    $1,704
- --------------------------------------------------------------------------------

- --------------------------------------------------------------------------------
(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(g) of the Securities Act of 1933, as amended.

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THE REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                   SUBJECT TO COMPLETION, DATED APRIL 8, 1994

                                 375,000 SHARES

[LOGO OF CRIIMI MAE INC. APPEARS HERE]

                                CRIIMI MAE INC.

                                  COMMON STOCK

  This offering consists of 375,000 shares of Common Stock of CRIIMI MAE Inc. ("CRIIMI MAE"), par value $0.01 per share (the "Common Stock"), which are issuable upon the exercise of certain warrants to purchase shares of Common Stock (the "Warrants") to be issued by CRIIMI MAE. All of the shares of Common Stock offered hereby are being issued and sold by CRIIMI MAE. Each Warrant entitles the holder thereof to purchase one share of Common Stock at an exercise price of $13.17 per share, subject to adjustment in certain circumstances. Expenses of the offering, estimated to be approximately $100,000, will be paid in full by CRIIMI MAE. The proceeds, if any, from the exercise of any Warrants will be used by CRIIMI MAE for general corporate purposes, including, without limitation, working capital. See "Use of Proceeds."

  The Common Stock is listed on the New York Stock Exchange under the symbol "CMM." On April 7, 1994, the reported last sale price of the Common Stock on the New York Stock Exchange Composite Tape was $10.50 per share. See "Price Range of Common Stock and Dividends."

  If necessary, the terms of each sale of Common Stock offered hereby, including the public offering price, will be set forth in an accompanying Prospectus Supplement (the "Prospectus Supplement").

                                  -----------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                  -----------

                   THE DATE OF THIS PROSPECTUS IS     , 1994

                             AVAILABLE INFORMATION

  CRIIMI MAE and its subsidiary, CRI Liquidating REIT, Inc. ("CRI Liquidating"), are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Reports, proxy statements and other information filed by CRIIMI MAE and CRI Liquidating can be inspected and copied at the SEC's Public Reference Room, 450 Fifth Street, N.W., Washington, D.C. 20549 and the SEC's Regional Offices at 7 World Trade Center, New York, New York 10007 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and copies of such material can be obtained from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. In addition, reports, proxy material and other information concerning CRIIMI MAE and CRI Liquidating may be inspected at The New York Stock Exchange ("NYSE"), 20 Broad Street, New York, New York 10005.

  This Prospectus constitutes part of a Registration Statement on Form S-3 (together with all amendments and exhibits, the "Registration Statement") filed by CRIIMI MAE with the SEC under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information included in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Reference is made to the Registration Statement for further information with respect to CRIIMI MAE and the shares of CRIIMI MAE Common Stock offered hereby ("Shares").

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The following documents heretofore filed by CRIIMI MAE with the SEC (File No. 1-10360) are incorporated herein by reference:

    1. Annual Report on Form 10-K for the year ended December 31, 1993, as filed with the SEC on February 16, 1994, and as amended by Amendment on Form 10-K/A, filed with the SEC on March 11, 1994.

    2. Definitive Proxy Statement dated April 6, 1993.

    3. Form 8-A, as filed with the SEC on October 16, 1989.

    4. Form 8-B, as filed with the SEC on October 27, 1993.

  All documents filed by CRIIMI MAE pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Shares offered hereby shall be deemed to be incorporated by reference in this Prospectus from the date of filing of such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  CRIIMI MAE will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference. Requests for such copies should be directed to: CRIIMI MAE Inc., Investor Services, The CRI Building, 11200 Rockville Pike, Rockville, Maryland 20852, or telephone (301) 468-9200 or toll-free (800) 678-1116.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this Prospectus. References to CRIIMI MAE appearing in this Prospectus shall not include CRI Liquidating, unless the context otherwise requires.

                                   CRIIMI MAE

  CRIIMI MAE, an infinite-life, actively managed real estate investment trust ("REIT"), is the largest REIT specializing in government insured and guaranteed mortgage investments secured by multifamily housing complexes ("Government Insured Multifamily Mortgages") located throughout the United States. CRIIMI MAE's principal objectives are to provide stable or growing quarterly cash distributions to its stockholders while preserving and protecting its capital. CRIIMI MAE seeks to achieve these objectives by investing primarily in Government Insured Multifamily Mortgages using a combination of debt and equity financing.

  CRIIMI MAE's portfolio and day-to-day operations are managed by an affiliate of C.R.I., Inc. ("CRI"), an international real estate investment firm which is currently ranked as the sixth largest real estate asset manager in the United States. In its nearly 20 years as an investor in, and manager of, debt and equity investments in multifamily properties, CRI has used its expertise to assemble one of the largest multifamily portfolios in the United States.

  CRIIMI MAE's use of leverage carries with it the risk that the cost of its borrowings could increase relative to the return on its Government Insured Multifamily Mortgages, which could result in reduced net income or a net loss and thereby reduce the return to stockholders. CRIIMI MAE has entered into interest rate hedging agreements which partially limit the adverse effects of rising interest rates and actively reviews its asset/liability management techniques in an effort to make optimal use of its borrowing ability based on market conditions and opportunities. In certain adverse interest rate environments, including a sustained period of rising interest rates, CRIIMI MAE could be required to liquidate a portion of its assets at a loss in order to comply with certain covenants under its financing facilities. CRIIMI MAE's dividends are affected by numerous other factors, including the dividends which CRIIMI MAE receives on its shares of CRI Liquidating.

  CRIIMI MAE invests primarily in two types of Government Insured Multifamily
Mortgages: loans insured by the Federal Housing Administration (the "FHA") pursuant to provisions of the National Housing Act, which are first or second liens on residential apartment, nursing home or townhouse complexes ("FHA-Insured Loans"); and mortgage-backed securities which are guaranteed by the Government National Mortgage Association ("GNMA") as to the monthly payment of the outstanding principal of, and interest on, the underlying multifamily mortgages ("GNMA Securities"). As of December 31, 1993, CRIIMI MAE owned directly 126 Government Insured Multifamily Mortgages with an amortized cost of approximately $499 million, of which 46 were FHA-Insured Loans with an amortized cost of approximately $152 million and 80 were GNMA Securities with an amortized cost of approximately $347 million. As of December 31, 1993, the weighted average coupon rate of CRIIMI MAE's Government Insured Multifamily Mortgages was approximately 8.4% and the weighted average maturity thereof was approximately 34 years. See "CRIIMI MAE--Description of Assets"; and "Recent Developments."

  In addition to its portfolio of Government Insured Multifamily Mortgages and other assets, CRIIMI MAE also owns approximately 57% of the issued and outstanding common stock of CRI Liquidating, a finite-life, self-liquidating REIT which owns Government Insured Multifamily Mortgages. CRI Liquidating's common stock is listed on the NYSE under the symbol "CFR". As of December 31, 1993, CRI Liquidating owned 63 Government Insured Multifamily Mortgages with an amortized cost of approximately $192 million (which were accounted for at a fair value of $243 million), 61 of which were FHA-Insured Loans with an amortized cost of approximately $187 million (which were accounted for at a fair value of $238 million) and two of which were GNMA Securities with an amortized cost of approximately $5 million (which were accounted for at a fair value of $5 million). As of December 31, 1993, the weighted average coupon rate of CRI Liquidating's Government Insured Multifamily Mortgages was approximately 7.7% and the weighted average maturity thereof was approximately 27 years. See "CRIIMI MAE--Description of Assets." On February 10, 1994, CRI Liquidating sold 12 Government Insured

Multifamily Mortgages with an aggregate amortized cost of approximately $37 million, constituting approximately 20% of CRI Liquidating's portfolio as of December 31, 1993, for a financial statement gain of $11.7 million and a tax basis gain of approximately $14.7 million.

                              RECENT DEVELOPMENTS

  In March 1994, CRIIMI MAE sold 5,000,000 shares of Common Stock in an underwritten public offering for net proceeds of approximately $52 million (the "Offering"). As of April 6, 1994, CRIIMI MAE acquired 12 additional Government Insured Multifamily Mortgages with an aggregate amortized cost of approximately $41.7 million, 3 of which are FHA-Insured Loans with an aggregate amortized cost of approximately $20.3 million and 9 of which are GNMA Securities with an aggregate amortized cost of approximately $21.4 million. As of April 6, 1994, the weighted average coupon rate of such newly acquired Government Insured Multifamily Mortgages was approximately 7.4% and the weighted average maturity thereof was approximately 31.3 years. CRIIMI MAE funded such acquisitions with a portion of the net proceeds from the Offering.

  As of April 6, 1994, CRIIMI MAE also has commitments to acquire 14 additional Government Insured Multifamily Mortgages with an aggregate amortized cost of approximately $75.7 million, 2 of which are FHA-Insured Loans with an aggregate amortized cost of approximately $19.6 million and 12 of which are GNMA Securities with an aggregate amortized cost of approximately $56.1 million. CRIIMI MAE intends to fund such commitments with the remaining net proceeds from the Offering and with borrowings of approximately $65.4 million. The anticipated new borrowings will be hedged by interest rate cap agreements with notional amounts of $35 million, $50 million and $50 million, respectively, caps of 6.125%, 6.375% and 6.5%, respectively, and expiration dates of February 2, 1999, March 15, 1997 and March 25, 1998, respectively.

  As of December 31, 1993, CRIIMI MAE had outstanding borrowings of approximately $479 million, approximately $384 million of which was based on the three-month London Interbank Offered Rate ("LIBOR") and approximately $95 million of which was based on the 30-day Commercial Paper ("CP") rate. As of February 28, 1994, the $95 million of CP rate-based borrowings was converted into three-month LIBOR-based borrowings. Of the approximately $479 million in outstanding borrowings, approximately $314 million was hedged with cap agreements based on three-month LIBOR, approximately $50 million was hedged with cap agreements based on the 30-day CP rate and approximately $115 million was hedged with collar agreements based on the 30-day CP rate. Between December 31, 1993 and April 7, 1994, three-month LIBOR increased from 3.313% to 4.0%. This rise in three-month LIBOR will increase CRIIMI MAE's interest expense and decrease Net Positive Spread (as defined below) with respect to borrowings hedged by the cap agreements because the maximum interest rates provided by the cap agreements are above current interest rates. However, this increase in three-month LIBOR will not increase interest expense with respect to borrowings which are hedged by collars because current interest rates are still below the minimum interest rates provided by such collar agreements. As of December 31, 1993, CRIIMI MAE also had cap agreements with a notional amount of approximately $38 million to hedge borrowings anticipated to fund mortgage commitments. See "CRIIMI MAE--Investment Policies."

  In connection with the settlement of certain class action litigation involving CRIIMI MAE and certain of its affiliates, CRIIMI MAE entered into a settlement agreement on September 24, 1993 providing, among other things, for the issuance of up to 2.5 million Warrants, exercisable for 18 months from issuance, to purchase Common Stock at an exercise price of $13.17 per share (the "Settlement Agreement"). The actual number of Warrants to be issued is dependent on the number of class members who have submitted proofs of claim by the submission date required by the Settlement Agreement (the "Submission Date"). Based on proofs of claim received as of April 1, 1994, CRIIMI MAE estimates that the maximum number of Warrants to be issued pursuant to the Settlement Agreement will not exceed 375,000. See "Recent Developments"; "Description of Securities--Warrants"; and "The Offering."

                                  THE OFFERING

                                                  375,000 Shares*

Common Stock offered by CRIIMI MAE to holders
 of Warrants....................................
Common Stock to be outstanding after the
 offering assuming exercise of all Warrants.....
                                                  25,558,533 Shares*

Use of proceeds.................................  General corporate purposes, including working capital.
                                                  See "Use of Proceeds."

NYSE symbol.....................................  CMM
- --------

(*) Assumes issuance and exercise of 375,000 Warrants which are exercisable for shares of Common Stock on a one-for-one basis.

                      CONSOLIDATED SUMMARY FINANCIAL DATA

This selected data is qualified in its entirety by the detailed information and financial statements included in the documents incorporated herein by reference. See "Incorporation of Certain Documents by Reference." In addition, see "Recent Developments" for a discussion of developments affecting financial data since December 31, 1993. Additional consolidated selected financial data may be set forth in a Prospectus Supplement.

                                     YEARS ENDED DECEMBER 31,
                           --------------------------------------------------
                           1989(A)       1990     1991        1992     1993
                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
 Total income............   $42,655     $55,030  $54,318     $50,702  $56,450
 Interest expense........     1,136      22,346   25,791      24,392   28,008
 Income before mortgage
  dispositions, gain on
  sale of shares of
  subsidiary and loss on
  investment in limited
  partnership............    37,120      26,958   22,450      20,567   14,698
 Net gains from mortgage
  dispositions...........     2,958       3,794    4,048       5,733    7,358
 Net income..............    19,540      18,373    9,001(b)   16,041   15,757(c)
 Net income per share....      0.95        0.91     0.45(b)     0.79     0.78(c)
 Tax basis income........    26,987      22,276   22,037      21,626   23,015
 Tax basis income per
  share .................      1.31        1.10     1.09        1.07     1.14
 Dividends per share.....      1.49(d)     1.08     1.08        1.08     1.12
 Weighted average shares
  outstanding............    20,567      20,184   20,184      20,184   20,184
                                        AS OF DECEMBER 31,
                           --------------------------------------------------
                           1989(A)       1990     1991        1992     1993
                                          (IN THOUSANDS)
BALANCE SHEET DATA:
 Investment in mortgages
  (excludes mortgages
  held for disposition)..  $456,692    $546,448 $446,703    $448,319 $730,265(e)
 Total assets............   502,530     602,786  546,054     526,667  808,701
 Total debt..............   139,426     264,605  245,555     247,968  479,045
 Shareholders' equity....   223,472     211,195  198,397     193,109  215,289(e)

- -------

(a) All financial information of CRIIMI MAE for the periods prior to the Merger (defined below) on November 27, 1989 has been presented in a manner similar to a pooling of interests, which effectively combines the historical results of the CRIIMI Funds (defined below). The dividends and net income per share amounts for the year ended December 31, 1989 have been restated based upon the weighted average shares outstanding as if the Merger had been consummated on January 1, 1989.
(b) Includes recognition of an extraordinary loss of approximately $6.6 million ($0.33 per share) resulting from the refinancing of certain notes payable.
(c) Includes recognition of a $3.3 million ($0.16 per share) gain on the sale of shares of CRI Liquidating and a $4.9 million ($0.24 per share) expense for the termination of an interest rate swap.
(d) This amount does not include the special dividend of $2.31 per share paid to CRIIMI MAE stockholders of record on November 27, 1989.
(e) Includes net unrealized gain on mortgage investments of CRI Liquidating of approximately $29.0 million, due to the implementation of SFAS No. 115 (as described below).

                                   CRIIMI MAE

GENERAL

  CRIIMI MAE, an infinite-life, actively managed REIT, is the largest REIT specializing in Government Insured Multifamily Mortgages. CRIIMI MAE's principal objectives are to provide stable or growing quarterly cash distributions to its stockholders while preserving and protecting its capital. CRIIMI MAE seeks to achieve these objectives by investing primarily in Government Insured Multifamily Mortgages using a combination of debt and equity financing. CRIIMI MAE and CRI Liquidating are Maryland corporations. The principal executive offices of CRIIMI MAE and CRI Liquidating are located at the CRI Building, 11200 Rockville Pike, Rockville, Maryland 20852, and their telephone number is (301) 468-9200.

BACKGROUND

  CRIIMI MAE and its subsidiary, CRI Liquidating, were formed in 1989 to effect the merger into CRI Liquidating (the "Merger") of three federally insured mortgage funds sponsored by CRI: CRI Insured Mortgage Investments Limited Partnership ("CRIIMI I"); CRI Insured Mortgage Investments II, Inc. ("CRIIMI II"); and CRI Insured Mortgage Investments III Limited Partnership ("CRIIMI III" and together with CRIIMI I and CRIIMI II, the "CRIIMI Funds"). The Merger was effected to provide certain potential benefits to investors in the CRIIMI Funds, including the elimination of unrelated business taxable income for certain tax-exempt investors, the diversification of investments, the reduction of general overhead and administrative costs as a percentage of assets and total income and the simplification of tax-reporting information. In the Merger, which was approved by investors in each of the CRIIMI Funds and subsequently consummated on November 27, 1989, investors in the CRIIMI Funds received, at their option, shares of CRI Liquidating common stock ("CRI Liquidating Shares") or shares of CRIIMI MAE Common Stock.

  Investors in the CRIIMI Funds that received shares of CRIIMI MAE Common Stock became stockholders in an infinite-life, actively managed REIT having the potential to increase the size of its portfolio and enhance the returns to its stockholders. CRIIMI MAE stockholders retained their economic interests in the assets of the CRIIMI Funds which were transferred to CRI Liquidating through the issuance of one CRI Liquidating Share to CRIIMI MAE for each share of CRIIMI MAE Common Stock issued to investors in the Merger. Upon the completion of the Merger, CRIIMI MAE held a total of 20,361,807 CRI Liquidating Shares, or approximately 67% of the issued and outstanding CRI Liquidating Shares. As of the date of this Prospectus, CRIIMI MAE holds a total of 17,199,307 CRI Liquidating Shares, or approximately 57% of the issued and outstanding CRI Liquidating Shares.

  Investors in the CRIIMI Funds that received CRI Liquidating Shares, as well as CRIIMI MAE, became stockholders in a finite-life, self-liquidating REIT the assets of which consist primarily of Government Insured Multifamily Mortgages and other assets formerly held by the CRIIMI Funds. CRI Liquidating intends to hold, manage and dispose of its mortgage investments in accordance with the objectives and policies of the CRIIMI Funds, including disposing of any remaining mortgage investments by 1997 through an orderly liquidation.

  On September 6, 1991, CRIIMI MAE, through its wholly owned subsidiary CRIIMI, Inc., acquired from Integrated Resources, Inc. all of the general partnership interests in four publicly held limited partnerships known as the American Insured Mortgage Investors Funds (the "AIM Funds"). The AIM Funds own mortgage investments which are substantially similar to those owned by CRIIMI MAE and CRI Liquidating. CRIIMI, Inc. receives the general partner's share of income, loss and distributions (which ranges among the AIM Funds from 2.9% to 4.9%) from each of the AIM Funds. In addition, CRIIMI MAE owns indirectly a limited partnership interest in the adviser to the AIM Funds, in respect of which CRIIMI MAE receives a guaranteed return each year.

ASSET MANAGEMENT

  CRIIMI MAE is governed by a board of directors (the "CRIIMI MAE Board"), a majority of whom are independent directors with extensive industry related experience. The adviser to CRIIMI MAE and CRI Liquidating is CRI Insured Mortgage Associates Adviser Limited Partnership (the "Adviser"), the general partner of which is CRI and the operations of which are conducted by CRI's employees. CRIIMI MAE's executive officers are senior executive officers of CRI. The Adviser manages CRIIMI MAE's portfolio of Government Insured Multifamily Mortgages and other assets with the goal of maximizing CRIIMI MAE's value, and conducts CRIIMI MAE's day-to-day operations. Under an Advisory Agreement between CRIIMI MAE and the Adviser, the Adviser and its affiliates receive certain fees and expense reimbursementts

  CRI is an international real estate investment firm which is currently ranked as the sixth largest real estate asset manager in the United States. Established in 1974, CRI offers capital, management and investment expertise to developers, builders and both institutional and individual investors. CRI's 114 employees have been active in property acquisitions and dispositions, domestic and foreign debt and equity placements, asset and property management and leasing, structuring and sponsorship of real estate investment funds, and management of real estate investment portfolios and REITs.

  In its 20 years as an investor in, and manager of, debt and equity investments in multifamily properties, CRI has used its expertise to assemble one of the largest multifamily portfolios in the United States. As of December 31, 1993, CRI's multifamily portfolio, with an original cost of approximately $3.9 billion, consisted of investments in approximately 100,000 apartment units in approximately 720 multifamily properties located in 45 states. CRI also invests in and manages commercial property. As of December 31, 1993, CRI's commercial portfolio had an original cost of approximately $1.0 billion and included 18 hotels, with a total of over 5,000 rooms, and five commercial office buildings. Since its inception, CRI has raised over $2.4 billion of capital to support its real estate investment activities.

INVESTMENT POLICIES

  CRIIMI MAE's investment policies, which are overseen by the CRIIMI MAE Board, are intended to foster CRIIMI MAE's objectives of providing stable or growing quarterly cash distributions to its stockholders while preserving and protecting its capital. CRIIMI MAE seeks to achieve these objectives by investing primarily in Government Insured Multifamily Mortgages issued or sold pursuant to programs sponsored by the FHA and GNMA. CRIIMI MAE's sources of capital include borrowings, principal distributions received on its CRI Liquidating Shares, principal proceeds of CRIIMI MAE mortgage dispositions and proceeds from equity offerings. Beginning in early 1990, CRIIMI MAE commenced a special acquisition program to buy FHA-insured and GNMA-guaranteed construction loans. Although all periodic disbursements on such loans are FHA-insured or GNMA-guaranteed, such loans generally carry higher interest rates than permanent project loans largely because of the special expertise required to handle many aspects of these loans, such as the dispersal of funds to borrowers.

  CRIIMI MAE seeks to enhance the return to its stockholders through the use of leverage. Because CRIIMI MAE's mortgage investments are federally insured or guaranteed, CRIIMI MAE has been able to arrange secured borrowings at interest rates which the Adviser believes are attractive. These borrowings have been invested in Government Insured Multifamily Mortgages with effective rates which are higher than the interest rates payable on such borrowings. The Net Positive Spread (as defined below) created by such leverage increases the return to CRIIMI MAE stockholders. The Adviser continuously monitors CRIIMI MAE's outstanding borrowings in an effort to ensure that CRIIMI MAE is making optimal use of its borrowing ability based on market conditions and opportunities. Over the past four years, the Adviser has reduced CRIIMI MAE's effective borrowing rate through refinancings and net new financings and the Adviser continues to evaluate opportunities to further reduce CRIIMI MAE's borrowing costs.

  CRIIMI MAE expects to continue to use leverage only to the extent that (i) the proceeds therefrom will be used for investments such as CRIIMI MAE's current portfolio of Government Insured Multifamily Mortgages or other high quality assets including Other Insured Mortgages and Other Multifamily Mortgages (as defined below); (ii) the risk of adverse changes in interest rates is reduced by the use of hedging techniques such as those currently employed by CRIIMI MAE; and (iii) the Adviser believes that after investing all funds from any specific borrowing, a "Net Positive Spread" (the difference between the yield on a mortgage investment acquired with borrowings and all incremental borrowing and operating expenses on a tax basis associated with the acquisition of such mortgage investment) of at least 40 basis points will be achievable. However, CRIIMI MAE's use of leverage carries with it the risk that the cost of its borrowings could increase relative to the return on CRIIMI MAE's mortgage investments (due to (i) higher borrowing costs resulting from increased interest rates and/or the expiration or termination of hedging agreements, and/or (ii) a decrease in the yield on its mortgage investments because of turnover in the portfolio), which could result in reduced net income or a net loss and thereby reduce the return to CRIIMI MAE's stockholders.

  It is CRIIMI MAE's policy to borrow only when the Net Positive Spread on the borrowing is at least 40 basis points at inception of the borrowing. Such policy provides that if Net Positive Spreads of at least 40 basis points are not maintained, the annual and master servicing fees payable to the Adviser, which are calculated as a percentage of invested assets, will be reduced so that such fees, in basis points, equal the Net Positive Spread to investors, in basis points. As of December 31, 1992 and 1993, CRIIMI MAE had a Net Positive Spread of approximately 60 and 177 basis points, respectively, on its borrowings. With respect to approximately $300 million of new borrowings invested or committed for investment during 1993, as of December 31, 1993, CRIIMI MAE had an average Net Positive Spread of approximately 250 basis points.

  CRIIMI MAE's secured financings require that its debt-to-equity ratio not exceed 2.5:1. As of December 31, 1993, CRIIMI MAE's debt-to-equity ratio, excluding approximately $41 million of borrowings committed for investment in mortgages, was 2.2:1 and its debt-to-equity ratio, including such borrowings, was 2.4:1. See "Recent Developments."

  CRIIMI MAE's use of leverage carries with it the risk that the cost of its borrowings could increase relative to the return on its Government Insured Multifamily Mortgages, which could result in reduced net income or a net loss and thereby reduce the return to stockholders. To partially limit the adverse effects of rising interest rates, CRIIMI MAE has entered into a series of interest rate hedging agreements in an aggregate notional amount approximately equal to all of its outstanding borrowings and commitments. To the extent CRIIMI MAE has not fully hedged its portfolio, in periods of rising interest rates CRIIMI MAE's overall borrowing costs would increase with little or no overall increase in mortgage investment income, resulting in returns to stockholders that would be lower than those available if interest rates had remained unchanged.

  Borrowings by CRIIMI MAE generally are hedged by swap, cap or collar agreements. Current interest rates are substantially lower than when CRIIMI MAE entered into $165 million of its existing interest rate hedging agreements. As a result of minimum interest rate levels associated with certain of these hedging agreements, CRIIMI MAE incurred additional interest expense of $8.1 million and $8.6 million for the years ended December 31, 1992 and 1993, respectively, of which approximately $1.3 million and $1.4 million, respectively, was attributable to the swap agreement which was terminated in December, 1993. Such existing hedging agreements expire in 1995. While there is no assurance that any new arrangements will be made, the Adviser is actively exploring alternatives to replace these hedging agreements when they expire in order to capitalize on the current low interest rate environment.

  Although CRIIMI MAE expects the overall duration of its mortgage investments to exceed ten years, CRIIMI MAE's hedging agreements range in maturity from 3 to 10 years principally because of the limited availability and high cost of instruments with maturities greater than 10 years. Thus, to the extent CRIIMI MAE has not completely matched the duration of its existing mortgages to that of its existing hedging agreements, upon the expiration of these hedging agreements, CRIIMI MAE would be fully exposed to the adverse effects of rising interest rates. The Adviser continues to actively review asset/liability hedging techniques as CRIIMI MAE's existing hedging agreements approach their expiration dates and to monitor the duration of its hedging agreements relative to its assets.

  A reduction in long-term interest rates could increase the level of prepayments of CRIIMI MAE's Government Insured Multifamily Mortgages. CRIIMI MAE's yield on mortgage investments will be reduced to the extent CRIIMI MAE reinvests the proceeds from such prepayments in new mortgage investments with effective rates which are below the effective rates of the prepaid mortgages. CRIIMI MAE believes that declining interest rates result in increased prepayments of single family mortgages to a greater extent than mortgages on multifamily properties. This is partially due to lockouts (i.e. prepayment prohibitions), prepayment penalties or difficulties in obtaining refinancing for multifamily dwellings. Substantially all of CRIIMI MAE's and CRI Liquidating's mortgage investments are subject to prepayment penalties or prohibitions. However, because of current low interest rates and HUD's current strategy of encouraging mortgagors to refinance high interest rate loans, CRIIMI MAE may experience increased prepayment levels as compared to prior years.

  In addition, the fluctuation of long-term interest rates may affect the value of CRIIMI MAE's Government Insured Multifamily Mortgages. Although decreases in long-term rates could increase the value of CRIIMI MAE's existing mortgage investments, increases in long-term rates could decrease the value of such investments and, in certain circumstances, require CRIIMI MAE to pledge additional collateral in connection with its borrowing facilities. This would reduce CRIIMI MAE's borrowing capacity and, in an extreme case, may force CRIIMI MAE to liquidate a portion of its assets at a loss in order to comply with certain covenants under its financing facilities.

  In addition to investing in FHA-Insured Loans and GNMA Securities, CRIIMI MAE's investment policies also permit CRIIMI MAE to invest in Government Insured Multifamily Mortgages which are not FHA-insured or GNMA-guaranteed ("Other Insured Mortgages") and in certain other mortgage investments which are not federally insured or guaranteed ("Other Multifamily Mortgages"). Pursuant to CRIIMI MAE's policy, at the time of their acquisition, Other Multifamily Mortgages must have an expected yield of at least 150 basis points (1.5%) greater than the yield on Government Insured Multifamily Mortgages which could be acquired in the then current market and must meet certain other strict underwriting guidelines. The CRIIMI MAE Board has adopted a policy limiting Other Multifamily Mortgages to 20% of CRIIMI MAE's total consolidated assets. As of December 31, 1993, CRIIMI MAE had not invested or committed to invest in any Other Insured Mortgages or Other Multifamily Mortgages.

  CRIIMI MAE is currently exploring opportunities in connection with the sponsorship of securities offerings which involve the pooling of Other Multifamily Mortgages to further enhance potential returns to CRIIMI MAE's stockholders. Such sponsorship may also include the investment by CRIIMI MAE in the non-investment grade or unrated tranches of mortgage pools having a high current yield. As of December 31, 1993, CRIIMI MAE had not participated in the sponsorship of any such securities offerings.

DESCRIPTION OF ASSETS

  CRIIMI MAE has invested primarily in Government Insured Multifamily Mortgages consisting of (i) FHA-Insured Loans and (ii) GNMA Securities. As of December 31, 1993, CRIIMI MAE owned directly 126 Government Insured Multifamily Mortgages with an amortized cost of approximately $499 million, of which 46 were FHA-Insured Loans with an amortized cost of $152 million and 80 were GNMA Securities with an amortized cost of approximately $347 million. As of December 31, 1993, the weighted average coupon rate of CRIIMI MAE's Government Insured Multifamily Mortgages was approximately 8.4% and the weighted average maturity thereof was approximately 34 years. See "Recent Developments."

  The National Housing Act authorizes the U.S. Department of Housing and Urban Development ("HUD") to establish mortgage loan programs pursuant to which mortgage loans on properties are insured in whole or in part by HUD. FHA is a part of HUD and GNMA is a wholly owned corporate instrumentality of the United States within HUD. These programs insure that the outstanding principal of, and interest on, a loan, less certain specified deductions, will be paid by HUD if the borrower defaults on the loan. The National Housing Act authorizes different mortgage insurance programs based primarily upon types of real estate for which mortgage loans may be obtained, maximum loan amounts permissible, maturities of the mortgage loans, amortization schedules, rights of prepayment, coinsurance and nature of the borrower.

  All of the FHA-Insured Loans in which CRIIMI MAE invests are insured by HUD for effectively 99% of their current face value. Upon default and subsequent assignment to HUD, 90% of the face value of the mortgage is received by CRIIMI MAE within approximately 90 days of assignment and 9% of the face value of the mortgage is received upon final processing by HUD. In certain circumstances, CRIIMI MAE may receive HUD debentures rather than cash in an amount equal to 99% of the face value of such mortgage upon final processing by HUD. The GNMA Securities in which CRIIMI MAE invests are backed by FHA-Insured Loans. In the event of a default of an FHA-Insured Loan underlying a GNMA Security, the issuer or GNMA will make timely payments of principal and interest and pay 100% of the GNMA Security's principal balance to CRIIMI MAE when such mortgage is assigned to HUD and the issuer receives the insurance proceeds.

  As part of its investment strategy, CRIIMI MAE also invests in FHA-Insured Loans relating to the construction or rehabilitation of multifamily housing projects, including nursing homes and intermediate care facilities ("Government Insured Construction Mortgages"). Government Insured Construction Mortgages involve a two-tier financing process in which a short-term loan covering construction costs is converted into a permanent loan. CRIIMI MAE also becomes the holder of the permanent loan upon conversion. The construction loan is funded in HUD-approved draws based upon the progress of construction. The construction draws are GNMA-guaranteed or insured by HUD. The construction loan generally does not amortize during the construction period. Amortization begins upon conversion of the construction loan into a permanent loan, which generally occurs within a 24-month period from the initial endorsement by HUD.

  Generally, Government Insured Multifamily Mortgages which are purchased near, at or above par value ("Near Par or Premium Mortgage Investments") will result in a loss if the mortgage investment is prepaid or assigned prior to maturity because the amortized cost of the mortgage investment, including acquisition costs, is approximately the same as or slightly higher than the insured amount of the mortgage investment. As of December 31, 1993, substantially all of the mortgage investments owned directly by CRIIMI MAE consisted of Government Insured Multifamily Mortgages that are Near Par or Premium Mortgage Investments. Based on current interest rates, the Adviser does not believe that the prepayment, assignment, or sale of any of CRIIMI MAE's Government Insured Multifamily Mortgages would result in a material financial statement or tax basis gain or loss.

  CRI Liquidating's mortgage investments consist solely of Government Insured Multifamily Mortgages acquired from the CRIIMI Funds in the Merger. The CRIIMI Funds invested primarily in Government Insured Multifamily Mortgages comprising FHA-Insured Loans and GNMA Securities. As of December 31, 1993, CRI Liquidating owned 63 Government Insured Multifamily Mortgages with an amortized cost of approximately $192 million (which were accounted for at a fair value of $243 million), of which 61 were FHA-Insured Loans with an amortized cost of approximately $187 million (which were accounted for at a fair value of $238 million) and two were GNMA Securities with an amortized cost of approximately $5 million (which were accounted for at a fair value of $5 million). As of December 31, 1993, the weighted average coupon rate of CRI Liquidating's Government Insured Multifamily Mortgages was approximately 7.7% and the weighted average maturity thereof was approximately 27 years.

  The majority of CRI Liquidating's mortgage investments were acquired by the CRIIMI Funds at a discount to face value ("Discount Mortgage Investments") on the belief that based on economic, market, legal and other factors, such Discount Mortgage Investments might be sold for cash, prepaid as a result of a conversion to condominium housing or otherwise disposed of or refinanced in a manner requiring prepayment or permitting other profitable disposition three to twelve years after acquisition by the CRIIMI Funds. Based on current interest rates, the Adviser expects that (i) the disposition of most of CRI Liquidating's Government Insured Multifamily Mortgages will result in a gain on a financial statement basis, and (ii) the disposition of any of CRI Liquidating's Government Insured Multifamily Mortgages will not result in a material loss on a financial statement basis and will result in a gain on a tax basis.

  CRI Liquidating's business plan calls for an orderly liquidation of approximately 25% of its December 31, 1993 portfolio balance per year through 1997. On February 10, 1994, CRI Liquidating sold 12 Government Insured Multifamily Mortgages with an amortized cost of approximately $37 million, representing approximately 20% of its December 31, 1993 portfolio balance, for a financial statement gain of approximately $11.7 million and a tax basis gain of approximately $14.7 million.

                              RECENT DEVELOPMENTS

OFFERING OF COMMON STOCK; ACQUISITION OF MORTGAGES

  In March 1994, CRIIMI MAE sold 5,000,000 shares of Common Stock in the Offering pursuant to a Registration Statement on Form S-3 (Commission File No. 33-50679), for net proceeds to CRIIMI MAE of approximately $52 million.

  As of April 6, 1994, CRIIMI MAE acquired 12 additional Government Insured Multifamily Mortgages with an aggregate amortized cost of approximately $41.7 million, 3 of which are FHA-Insured Loans with an aggregate amortized cost of approximately $20.3 million and 9 of which are GNMA Securities with an aggregate amortized cost of approximately $21.4 million. As of April 6, 1994, the weighted average coupon rate of such newly acquired Government Insured Multifamily Mortgages was approximately 7.4% and the weighted average maturity thereof was approximately 31.3 years. CRIIMI MAE funded such acquisitions with a portion of the net proceeds from the Offering.

  As of April 6, 1994 CRIIMI MAE also has commitments to acquire 4 additional Government Insured Multifamily Mortgages with an aggregate amortized cost of approximately $75.7 million, 2 of which are FHA-Insured Loans with an aggregate amortized cost of approximately $19.6 million and 12 of which are GNMA Securities with an aggregate amortized cost of approximately $56.1 million. CRIIMI MAE intends to fund such commitments with the remaining net proceeds from the Offering and with borrowings of approximately $65.4 million under existing master repurchase agreements with Nomura Securities International, Inc. and Nomura Asset Capital Corporation. The anticipated new borrowings will be hedged by interest rate cap agreements with notional amounts of $35 million, $50 million and $50 million, respectively, caps of 6.125%, 6.375% and 6.5%, respectively, and expiration dates of February 2, 1999, March 15, 1997 and March 25, 1998, respectively.

  As of December 31, 1993, CRIIMI MAE had outstanding borrowings of approximately $479 million, approximately $384 million of which was based on three-month LIBOR and approximately $95 million of which was based on the 30-day CP-rate. As of February 28, 1994, the $95 million of CP rate-based borrowings was converted into three-month LIBOR-based borrowings. Of the approximately $479 million in outstanding borrowings, approximately $314 million was hedged with cap agreements based on three-month LIBOR, approximately $50 million was hedged with cap agreements based on the 30-day CP rate and approximately $115 million was hedged with collar agreements based on the 30-day CP rate. Between December 31, 1993 and April 7, 1994, three-month LIBOR increased from 3.313% to 4.0%. This rise in three-month LIBOR will increase CRIIMI MAE's interest expense and decrease Net Positive Spread with respect to borrowings hedged by the cap agreements because the maximum interest rates provided by the cap agreements are above current interest rates. However, this increase in three-month LIBOR will not increase interest expense with respect to borrowings which are hedged by collars because current interest rates are still below the minimum interest rates provided by such collar agreements. As of December 31, 1993, CRIIMI MAE also had cap agreements with a notional amount of approximately $38 million to hedge borrowings anticipated to fund mortgage commitments. See "CRIIMI MAE--Investment Policies."

ISSUANCE OF WARRANTS TO PURCHASE COMMON STOCK

  On March 22, 1990, a complaint was filed, on behalf of a class comprised of certain limited partners of CRIIMI III and shareholders of CRIIMI II (the "Plaintiffs"), in the Circuit Court for Montgomery County, Maryland against CRIIMI MAE, CRI Liquidating, CRIIMI I and its general partner, CRIIMI II, CRIIMI III and its general partner, CRI and William B. Dockser, H. William Willoughby and Martin C. Schwartzberg (the "Defendants"). On November 18, 1993, the Court entered an order granting final approval of the Settlement Agreement between the Plaintiffs and the Defendants pursuant to which CRIIMI MAE will issue to class members, including certain former limited partners of CRIIMI I, up to 2.5 million Warrants, exercisable for 18 months after issuance, to purchase shares of CRIIMI MAE Common Stock at an exercise price of $13.17 per share. See "Description of Securities--Warrants." In addition, the settlement included a payment of $1.4 million for settlement administration costs and the Plaintiff's attorneys' fees and expenses. Insurance provided $1.15 million of the $1.4 million cash payment, with the balance paid by CRIIMI MAE. CRIIMI MAE accrued a total provision of $1.5 million in its consolidated statement of income for the year ended December 31, 1993 for the uninsured portion of the cash settlement paid by CRIIMI MAE and for the estimated value of the Warrants that were expected to be issued as part of the settlement.

  The number of Warrants to be issued is dependent on the number of class members who submit proofs of claim by the Submission Date. Based on the proofs of claim received as of April 1, 1994, CRIIMI MAE estimates that the maximum number of Warrants to be issued pursuant to the Settlement Agreement will not exceed 375,000.

  The issuance of the Warrants pursuant to the Settlement Agreement will have no impact on CRIIMI MAE's tax basis income. Based on the Adviser's initial estimate of the number of Warrants to be issued, CRIIMI MAE accrued a total provision of $1.5 million (which included the uninsured portion of the cash settlement) in its consolidated statement of income for the year ended December 31, 1993. Based on the proofs of claim received as of April 1, 1994, and CRIIMI MAE's estimate of the maximum number of Warrants to be issued pursuant to the Settlement Agreement, CRIIMI MAE has reduced the provision to $1.0 million, which provision may be further adjusted once the actual number of Warrants to be issued is finally determined. The Adviser estimates that the final charge (after adjustments to the provision) to net income and the increase in the number of shares of Common Stock outstanding as a result of the exercise of the Warrants will not have a material adverse effect on CRIIMI MAE's net income and net income per share. The exercise of the Warrants will not result in a charge to CRIIMI MAE's tax basis income. Further, the Adviser believes that the exercise of the Warrants will not have a material adverse effect on CRIIMI MAE's tax basis income per share or annualized cash dividends per share because CRIIMI MAE intends to invest the proceeds from any exercise of the Warrants in accordance with its investment policy to purchase Government Insured Multifamily Mortgages and other authorized investments. However, in the case of a significant decline in the yield on mortgage investments and a significant decrease in the Net Positive Spread which CRIIMI MAE could achieve on its borrowings, the exercise of the Warrants may have a dilutive effect on tax basis income per share and cash dividends per share. Receipt of the proceeds from the exercise of the Warrants will increase CRIIMI MAE's shareholders' equity.

                           DESCRIPTION OF SECURITIES

COMMON AND PREFERRED STOCK

  The Shares offered hereby are shares of CRIIMI MAE's Common Stock. The following description of the Common Stock is summarized from relevant portions of CRIIMI MAE's Articles of Incorporation and Bylaws, as amended. A more complete description of the Common Stock may be obtained by reference to such documents and to the documents incorporated by reference in this Prospectus. The following statements are qualified in their entirety by such reference.

  Stockholders are entitled to one vote for each share of Common Stock held on all matters presented for a vote to stockholders. The CRIIMI MAE Board serves in staggered three-year terms. Directors may be removed only for cause, upon the affirmative vote of holders of a majority of the Common Stock voting together as a single class. Except as otherwise provided in the Articles of Incorporation, in meetings where a quorum is present, a majority of the votes cast by stockholders is required to adopt a provision. Stockholders are entitled to receive all assets available for distribution to the stockholders, subject to any preferential rights of the holders of any preferred shares. The shares of Common Stock, when issued, will be fully paid and nonassessable and will not be subject to redemption, except as provided in the Articles of Incorporation, nor will they have any preference, conversion, exchange, preemptive or cumulative voting rights.

  The authorized capital stock of CRIIMI MAE comprises 60 million shares of Common Stock, par value $.01 per share, and 25 million shares of preferred stock, $.01 per share ("Preferred Stock"). As of April 7, 1994, there were issued and outstanding approximately 25 million shares of Common Stock and no shares of Preferred Stock. The Common Stock is currently listed and is trading on the NYSE, and CRIIMI MAE will seek to list with the NYSE the Shares offered hereby.

  The transfer agent and registrar for the Common Stock is the Registrar and Transfer Company.

WARRANTS

  The Shares offered hereby are issuable upon the exercise of Warrants to be issued pursuant to the Settlement Agreement. See "Recent Developments--Issuance of Warrants to Purchase Common Stock." Upon issuance, the Warrants will be subject to a Warrant Agreement between the Registrar and Transfer Company, as warrant agent (the "Warrant Agent"), and CRIIMI MAE (the "Warrant Agreement"). The Warrants will be evidenced by warrant certificates, a form of which is attached as an exhibit to the Warrant Agreement (the "Warrant Certificate"). A copy of the Warrant Agreement (including the Warrant Certificate) is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The following summary of certain provisions of the Warrant Agreement and the Warrant Certificate do not purport to be complete and are subject to, and qualified in their entirety by reference to, the provisions of the Warrant Agreement and the Warrant Certificate, including the definitions therein of certain terms.

 RIGHTS TO PURCHASE COMMON STOCK

  Upon issuance, each Warrant will entitle the registered owner thereof ("Warrantholder") to purchase one share of Common Stock at $13.17 per share at any time before 5:00 p.m., New York City time, on the day which is 547 days from the date of issuance of the Warrants. The price per share at which a Warrantholder may purchase one Share upon exercise of a Warrant, as well as the number of Shares purchasable upon exercise of a Warrant, are subject to adjustment in certain events ("Adjustments"). The price per Share at which a Warrantholder may purchase one Share upon exercise of a Warrant, as so adjusted from time to time, is referred to as the "Exercise Price."

  Warrant Certificates will be issued in registered form. Each Warrantholder may exercise Warrants by surrendering to the Warrant Agent the Warrant Certificate evidencing such Warrants, with the form of election to exercise all or a portion of the Warrants evidenced thereby duly filled in and signed, together with payment of the Exercise Price and any applicable transfer tax. Payment of the Exercise Price may be made in the form of United States currency or check payable in United States currency to the order of the Warrant Agent.

  As soon as practicable after the exercise of any Warrants and payment of the aggregate Exercise Price therefor and any applicable transfer tax, the Warrant Agent will deliver, to or upon the order of the exercising Warrantholder, certificates representing the number of Shares of Common Stock so purchased, registered in such name or names as may be directed by the Warrantholder. If less than all of the Warrants evidenced by a Warrant Certificate are exercised, a new Warrant Certificate will be issued for the remaining number of Warrants.

  Shares of Common Stock issuable upon exercise of the Warrants are being registered with the SEC under the Registration Statement of which this Prospectus is a part. However, the Warrants have not been, and will not be registered with the SEC and are not being offered pursuant to this Prospectus.

 ADJUSTMENTS

  The Exercise Price and the number of Shares of Common Stock to be issued upon the exercise of each Warrant are subject to adjustment in certain events, including (a) the declaration of a distribution on Common Stock payable in Common Stock, (b) the subdivision or combination of outstanding shares of Common Stock, (c) the issuance of stock in the reclassification of Common Stock, or (d) the distribution to all stockholders of evidence of indebtedness or assets (excluding cash distributions payable in the ordinary course of business or distributions payable in Common Stock) or subscription rights or warrants. No adjustment will be required until cumulative adjustments require an adjustment in the Exercise Price of at least $.25; however, any such adjustment not required to be made and not made will be carried forward and taken into account in any subsequent adjustment.

  Notwithstanding the foregoing, in case of a reorganization, consolidation (excluding a consolidation in which CRIIMI MAE is the surviving entity) or sale to another entity of all or substantially all of CRIIMI MAE's assets, Warrantholders upon exercise of Warrants shall have the right to receive, in lieu of each share of Common Stock deliverable upon exercise prior thereto, only the kind and amount of corresponding shares or other securities or property or cash receivable upon such reorganization, consolidation or sale. Furthermore, no adjustments will be made to the Exercise Price or to the number of shares of Common Stock purchasable upon the exercise of Warrants in connection with the grant of options to CRIIMI MAE's employees.

 MODIFICATION OF THE WARRANT AGREEMENT

  The Warrant Agreement contains provisions permitting CRIIMI MAE and the Warrant Agent, without consent or concurrence of any Warrantholder, to supplement or amend the Warrant Agreement to cure any ambiguity, manifest error or other mistake contained therein, or to make provision in regard to any matter or questions arising thereunder which CRIIMI MAE and the Warrant Agent deem necessary or desirable, provided such changes do not adversely affect, alter or change the interests of the Warrantholders.

 NOTICES

  CRIIMI MAE will provide notice to each Warrantholder of any adjustment in the Exercise Price. In addition, CRIIMI MAE is required to notify Warrantholders of certain proposed actions, including (i) the issuance to all stockholders of evidence of indebtedness or assets (excluding cash distributions payable in the ordinary course of business or distributions payable in Common Stock) or subscription rights or warrants, (ii) any consolidation or merger requiring the approval of any stockholder or a reorganization or the conveyance of substantially all of CRIIMI MAE's assets, or (iii) a dissolution, liquidation or winding up of CRIIMI MAE.

 MARKET FOR WARRANTS

  There can be no assurance that an active trading market for the Warrants will develop. It is not expected that the Warrants will be listed on the NYSE or on any other exchange or that the Warrants will be quoted on NASDAQ.

 OTHER MATTERS

  Warrantholders will not be entitled, by virtue of their status as such, to any of the rights of a stockholder of CRIIMI MAE, including, without limitation, the right to vote, to receive distributions or to attend or receive any notice of stockholders' meetings or any other CRIIMI MAE proceedings. Warrant Certificates may be transferred or exchanged for certificates representing in the aggregate a like number of Warrants.

                                  THE OFFERING

  CRIIMI MAE is offering 375,000 Shares of Common Stock, subject to adjustment in certain circumstances, issuable upon the exercise of Warrants. The Exercise Price of the Warrants, also subject to adjustment in certain circumstances, is $13.17 per share of Common Stock. See "Description of Securities--Warrants." All of the Shares of Common Stock offered hereby are being issued and sold by CRIIMI MAE. CRIIMI MAE is registering the Shares underlying the Warrants pursuant to the Settlement Agreement. Expenses of the offering, estimated to be approximately $100,000, will be paid in full by CRIIMI MAE.

                                USE OF PROCEEDS

  Assuming Warrants representing the right to purchase 375,000 Shares of Common Stock are exercised at an Exercise Price of $13.17 per share of Common Stock, the net proceeds from the sale of the Shares offered hereby are estimated to be approximately $4.8 million after deducting estimated offering expenses. CRIIMI MAE intends to use any such proceeds for general corporate purposes, including, without limitation, working capital.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

  The Common Stock is traded on the NYSE under the symbol CMM. The table below sets forth the high and the low closing sales price per share of the Common Stock as reported on the NYSE Composite Tape and the amount of cash dividends paid per share of Common Stock during the periods indicated. The reported last sale price of the Common Stock on the NYSE Composite Tape on April 7, 1994 was $10.50 per share. As of March 14, 1994, there were approximately 23,000 holders of record of Common Stock.

                                                         PRICE RANGE
                                                       OF COMMON STOCK DIVIDENDS
                                                       --------------- PAID PER
                                                        HIGH     LOW     SHARE
Year Ended December 31, 1992:
  1st Quarter......................................... $ 9 1/2 $ 8 7/8   $0.27
  2nd Quarter.........................................   9 1/2   8 3/4    0.27
  3rd Quarter.........................................   9 7/8   9 3/8    0.27
  4th Quarter.........................................  10       9 1/4    0.27
Year Ended December 31, 1993:
  1st Quarter......................................... $11 1/4 $ 9 7/8   $0.28
  2nd Quarter.........................................  11 5/8  10 3/4    0.28
  3rd Quarter.........................................  12 3/8  11 1/4    0.28
  4th Quarter.........................................  12 5/8  11        0.28
Year Ending December 31, 1994:
  1st Quarter.........................................  12       9 3/8   $0.29
  2nd Quarter (through April 7, 1994).................  10 1/2   9 3/4     --

  See the cover page of this Prospectus or of the Prospectus Supplement, if any, accompanying this Prospectus for the last sales price of the Common Stock reported on the NYSE Composite Tape as of a recent date.

                      CONSOLIDATED SELECTED FINANCIAL DATA

  The following consolidated selected financial data of CRIIMI MAE has been derived from the audited consolidated financial statements of CRIIMI MAE. This data is qualified in its entirety by the detailed information and financial statements included in the documents incorporated herein by reference. See "Incorporation of Certain Documents by Reference." In addition, see "Recent Developments" for a discussion of developments affecting financial data since December 31, 1993. Additional consolidated selected financial data may be set forth in a Prospectus Supplement.

                                     YEARS ENDED DECEMBER 31,
                           ----------------------------------------------------
                           1989(A)       1990      1991        1992      1993
                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF INCOME DATA:
 INCOME:
 Mortgage investment
  income................   $ 40,008    $ 50,039  $ 49,323    $ 45,931  $ 50,270
 Other income...........      2,647       4,991     4,995       4,771     6,180
                           --------    --------  --------    --------  --------
  Total income..........     42,655      55,030    54,318      50,702    56,450
 EXPENSES:
 Interest expense.......      1,136      22,346    25,791      24,392    28,008
 Termination of interest
  rate swap.............        --          --        --          --      4,890
 Other operating
  expenses..............      2,560       3,182     3,752       3,505     4,639
 Fees to related party..      1,839       2,544     2,325       2,238     2,715
 Provision for
  settlement of
  litigation............        --          --        --          --      1,500
                           --------    --------  --------    --------  --------
  Total expenses........      5,535      28,072    31,868      30,135    41,752
                           --------    --------  --------    --------  --------
 Income before mortgage
  dispositions, gain on
  sale of shares of
  subsidiary, loss on
  investment in limited
  partnership,
  nonrecurring merger
  costs and minority
  interests.............     37,120      26,958    22,450      20,567    14,698
 Net gains from mortgage
  dispositions..........      2,958       3,794     4,048       5,733     7,358
 Gain on sale of shares
  of subsidiary.........        --          --        --          --      3,281
 Loss on investment in
  limited partnership...        --          --        --         (732)      --
 Non-recurring merger
  costs.................     (9,561)        --        --          --        --
 Minority interests.....    (10,977)    (12,379)  (10,855)     (9,527)   (9,580)
                           --------    --------  --------    --------  --------
 Income before
  extraordinary loss....     19,540      18,373    15,643      16,041    15,757
 Extraordinary loss from
  extinguishment of
  debt..................        --          --     (6,642)        --        --
                           --------    --------  --------    --------  --------
 Net income.............   $ 19,540    $ 18,373  $  9,001(b) $ 16,041  $ 15,757
                           ========    ========  ========    ========  ========
 Net income per share...   $   0.95    $   0.91  $   0.45(b) $   0.79  $   0.78
                           ========    ========  ========    ========  ========
 Weighted average shares
  outstanding...........     20,567      20,184    20,184      20,184    20,184
 Tax basis income.......   $ 26,987    $ 22,276  $ 22,037    $ 21,626  $ 23,015
 Tax basis income per
  share.................       1.31        1.10      1.09        1.07      1.14
 Dividends per share....       1.49(c)     1.08      1.08        1.08      1.12
                                        AS OF DECEMBER 31,
                           ----------------------------------------------------
                             1989        1990      1991        1992      1993
                                          (IN THOUSANDS)
BALANCE SHEET DATA:
 Investment in mortgages
  (excludes mortgages
  held for disposition).   $456,692    $546,448  $446,703    $448,319  $730,265(d)
 Total assets...........    502,530     602,786   546,054     526,667   808,701
 Total debt.............    139,426     264,605   245,555     247,968   479,045
 Shareholders' equity...    223,472     211,195   198,397     193,109   215,289(d)

- --------
(a) All financial information of CRIIMI MAE for the periods prior to the Merger on November 27, 1989 has been presented in a manner similar to a pooling of interests, which effectively combines the historical results of the CRIIMI Funds. The dividends and net income per share amounts for the year ended December 31, 1989 have been restated based upon the weighted average shares outstanding as if the Merger had been consummated on January 1, 1989.
(b) Includes recognition of an extraordinary loss of approximately $6.6 million ($0.33 per share) resulting from the refinancing of certain notes payable.
(c) This amount does not include the special dividend of $2.31 per share paid to CRIIMI MAE stockholders of record on November 27, 1989.
(d) Includes net unrealized gain on mortgage investments of CRI Liquidating of approximately $29.0 million, due to the implementation of Statement of Financial Accounting Standards No. 115 "Accounting for Certain Investments in Debt and Equity Securities" as of December 31, 1993.

                    CERTAIN UNITED STATES TAX CONSIDERATIONS

  The following general discussion is a summary of certain U.S. federal income and estate tax consequences of the ownership and disposition of the Shares applicable to holders of such Shares who acquire and own such Shares as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"). For purposes of this discussion, a "Non-U.S. Holder" is a person other than (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in the United States or under the laws of the United States or of any state, or (iii) an estate or trust whose income is includable in gross income for United States federal income tax purposes regardless of its source. For purposes of the withholding tax on dividends discussed below, a non-resident fiduciary of an estate or trust will be considered a Non-U.S. Holder.

  This discussion does not consider specific facts and circumstances that may be relevant to a particular holder's tax position (including the fact that, in the case of a Non-U.S. Holder that is a partnership, the U.S. tax consequences of holding and disposing of Shares may be affected by certain determinations made at the partner level), and does not consider U.S. state and local or non-U.S. tax consequences. Furthermore, the following discussion is based on provisions of the Code and administrative and judicial interpretations, all of which are subject to change, possibly on a retroactive basis. Each prospective holder of Shares is urged to consult a tax advisor with respect to the U.S. federal tax consequences of holding and disposing of the Shares, as well as any tax consequences that may arise under the laws of any U.S. state, local or other U.S. or non-U.S. taxing jurisdiction.

GENERAL CONSIDERATIONS

  CRIIMI MAE and CRI Liquidating have qualified, and intend to continue to qualify, as REITs under the Code. Qualification for treatment as a REIT requires CRIIMI MAE and CRI Liquidating each to meet certain criteria including certain requirements regarding the nature of its ownership, assets, income and distributions of taxable income. A REIT generally is not subject to federal income tax on that portion of its ordinary income or capital gains that is distributed currently to stockholders. CRIIMI MAE and CRI Liquidating have distributed and intend to continue to distribute substantially all of their taxable income to stockholders and to meet distribution requirements to continue to qualify as REITs. CRIIMI MAE and CRI Liquidating will each generally be subject to federal income tax at normal corporate rates on its undistributed income and to a 4% excise tax under the Code on the amount, if any, by which 85% of its REIT taxable income (including accrued but unpaid interest income) and 95% of any net capital gain exceed the amount actually distributed to its stockholders during the year (or declared as a dividend during October, November or December of a calendar year, if distributed during the following January as ordinary income dividends). Accrued income for each quarter is generally received within 30 days after the end of the quarter. CRIIMI MAE and CRI Liquidating are not aware of any present circumstances that would cause them to fail to qualify as REITs, nor do they anticipate any such circumstances in the reasonably foreseeable future. If the U.S. Internal Revenue Service ("IRS") successfully challenged the tax status of CRIIMI MAE or CRI Liquidating as a REIT, CRIIMI MAE and CRI Liquidating's earnings would become subject to federal income tax (including any applicable minimum tax) at corporate rates.

  To protect CRIIMI MAE's qualification as a REIT under the Code, CRIIMI MAE's articles of incorporation provide that no person or persons acting as a group (defined to include partnerships, corporations, trusts and other entities), with the exceptions of CRI or its affiliates, shall at any time directly or indirectly acquire ownership of more than 9.8% of the outstanding shares of CRIIMI MAE's Common Stock.

TAXATION OF TAXABLE DOMESTIC STOCKHOLDERS

  As long as CRIIMI MAE qualifies as a REIT, distributions made to CRIIMI MAE's taxable domestic stockholders out of current or accumulated earnings and profits, as determined for federal income tax purposes, and not designated as capital gain dividends, will be taken into account by such stockholders as ordinary income and will not be eligible for the dividends received deduction for stockholders that are corporations. Distributions that are designated by CRIIMI MAE as capital gain dividends will be taxed as long-term capital gains (to the extent that they do not exceed CRIIMI MAE's actual net capital gain for the taxable year) without regard to the period for which the stockholder has held its Shares. However, corporate stockholders may be required to treat up to 20% of certain capital gain dividends as ordinary income. To the extent that CRIIMI MAE makes distributions in excess of current and accumulated earnings and profits as determined for federal income tax purposes, these distributions are treated first as a tax-free return of capital to the stockholder, reducing the tax basis of a stockholder's Shares by the amount of such distribution (but not below zero), with distributions in excess of the stockholder's tax basis taxable as gain from the sale or exchange of Shares. In addition, any dividend declared by CRIIMI MAE in October, November or December of any year and payable to a stockholder of record on a specific date in any such month shall be treated as both paid by CRIIMI MAE and received by the stockholder on December 31 of such year, provided that the dividend is actually paid by CRIIMI MAE during January of the following calendar year. Stockholders may not include in their individual income tax returns any net operating losses or capital losses of CRIIMI MAE.

  In general, any loss upon a sale or exchange of Shares by a stockholder who has held such Shares for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss, to the extent of distributions from CRIIMI MAE required to be treated by such shareholder as long-term capital gains.

TAXATION OF NON-U.S. HOLDERS

  In general, distributions to a Non-U.S. Holder of Shares which are not attributable to gain from the sale or exchange of United States real property interests and are not designated by CRIIMI MAE as capital gain dividends will be treated as dividends of ordinary income (to the extent of earnings and profits for U.S. federal income tax purposes). Such distributions ordinarily will be subject to withholding of U.S. federal income tax at a 30% rate, unless such rate is reduced by an applicable income tax treaty. Dividends that are effectively connected with such holder's conduct of a trade or business in the United States or, if a tax treaty applies, attributable to a permanent establishment in the United States ("U.S. trade or business income") generally are subject to U.S. federal income tax at regular rates (and, in the case of a Non-U.S. Holder that is a corporation, under certain circumstances may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be applicable under an income tax treaty), but are not generally subject to the 30% withholding tax if the Non-U.S. Holder files the appropriate form with the payer.

  Distributions by CRIIMI MAE which are not dividends out of earnings and profits (as determined for U.S. federal income tax purposes) should not be subject to U.S. withholding tax. Such distributions are treated first as a tax-free return of capital to the Non-U.S. Holder, reducing the tax basis of the Non-U.S. Holder's Shares by the amount of such distribution (but not below zero), with distributions in excess of the Non-U.S. Holder's tax basis taxable (to the same extent described below) as a sale or exchange of Shares. If it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the entire amount of the distribution will be subject to withholding at the rate applicable to dividends. However, the Non-U.S. Holder may seek a refund of such amounts from the IRS if it is subsequently determined that such distribution was, in fact, in excess of current and accumulated earnings and profits of CRIIMI MAE. CRIIMI MAE does not expect to pay dividends in excess of current and accumulated earnings and profits.

  Under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"), for as long as CRIIMI MAE qualifies as a REIT, a distribution made by CRIIMI MAE to a Non-U.S. Holder that is attributable to gains from the sale or exchange of U.S. real property interests generally will be taxable as U.S. trade or business income. Therefore, Non-U.S. Holders generally will be taxed at the capital gain rates applicable to U.S. Holders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Distributions subject to FIRPTA also may be subject to a 30% branch profits tax in the hands of a corporate Non-U.S. Holder (unless reduced or eliminated by treaty). In addition, CRIIMI MAE will be required to withhold U.S. tax equal to 35% of the amount of dividends that could have been designated as capital gain dividends, but such requirement apparently is limited to the amount of such gain that is attributable to the sale or exchange of U.S. real property interests. The amount so withheld is creditable against the U.S. federal income tax liability of such Non-U.S. Holder and a refund may be available if the amount withheld exceeds the U.S. federal income tax liability of the Non-U.S. Holder. CRIIMI MAE does not expect to realize any capital gains from CRI Liquidating's investments in the Participations. CRIIMI MAE believes that any gains on its mortgage investments would not be subject to FIRPTA because such mortgages merely secure a debt and CRIIMI MAE will not be entitled to a direct or indirect right to share in the appreciation in the value of, or in the gross or net proceeds or profits generated by, the underlying real property.

  If CRIIMI MAE is a "domestically controlled REIT," a sale of Shares by a Non-U.S. Holder generally will not be subject to U.S. taxation under FIRPTA. A REIT is a domestically controlled REIT if, at all times during a specified testing period, less than 50% in value of its shares is held directly or indirectly by Non-U.S. Holders. CRIIMI MAE is currently, and anticipates continuing to be, a domestically controlled REIT. Therefore, it anticipates that a Non-U.S. Holder's sale of Shares will not be subject to taxation under FIRPTA. Because the Shares will be publicly traded, however, no assurance can be given that CRIIMI MAE will continue to be a domestically controlled REIT.

  If CRIIMI MAE does not constitute a domestically controlled REIT, a Non-U.S. Holder's sale of Shares nevertheless generally will not be subject to tax under FIRPTA provided that either (i) CRIIMI MAE is not a "United States real property holding corporation" (which is defined in the Code generally as any corporation if the net fair market value of its U.S. real property interests accounts for 50% or more of the net fair market value of its assets at any time during the 5-year period prior to such sale), or (ii) the shares are "regularly traded" (as defined by applicable Treasury regulations) on an established securities market (e.g., the New York Stock Exchange, on which the Shares are listed), and the selling Non-U.S. Holder held 5% or less of CRIIMI MAE's outstanding shares at all times during a specified testing period.

  If gain on the sale of the Shares by a non-U.S. Holder is subject to taxation under FIRPTA, the income would be taxable as U.S. trade or business income (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Even if FIRPTA does not apply to the sale of the Shares, a Non-U.S. Holder that owns the Shares as a capital asset nonetheless will be subject to U.S. federal income tax on any gain realized on the sale of Shares if (i) such gain is U.S. trade or business income, (ii) in the case of gain realized by an individual Non-U.S. Holder, such Non-U.S. Holder is present in the United States for 183 days or more during the year of such sale and certain other conditions are met, or (iii) the Non-U.S. Holder is taxed under rules applicable to certain U.S. expatriates.

  In general, an individual who is a Non-U.S. Holder for U.S. estate tax purposes will incur liability for U.S. federal estate tax if the fair market value of the property included in such individual's taxable estate for U.S. federal estate tax purposes exceeds the statutory threshold amount. For these purposes, Shares owned or treated as owned by an individual who is a Non-U.S. Holder (for U.S. estate tax purposes) at the time of death will be included in the individual's taxable estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

TAXATION OF TAX-EXEMPT STOCKHOLDERS

  The IRS has issued a revenue ruling in which it held that amounts distributed by a REIT to a tax-exempt employee pension trust do not constitute unrelated business taxable income ("UBTI"). Revenue rulings, however, are interpretive in nature and are subject to revocation or modification by the IRS. Based upon the ruling and the analysis therein, distributions by CRIIMI MAE to a stockholder that is a tax-exempt entity also should not constitute UBTI, provided that the tax-exempt entity has not financed the acquisition of its Shares with "acquisition indebtedness" within the meaning of the Code, and that the Shares are not otherwise used in an unrelated trade or business of the tax-exempt entity.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------


  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFOR-MATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PRO-SPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY CRIIMI MAE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHO-RIZED, OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICI-TATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT ITS DATE.

                              ------------------

                               TABLE OF CONTENTS

                                                                            PAGE
Available Information......................................................   2
Incorporation Of Certain Documents By Reference............................   2
Prospectus Summary.........................................................   3
CRIIMI MAE.................................................................   7
Recent Developments........................................................  12
Description of Securities..................................................  13
The Offering...............................................................  16
Use of Proceeds............................................................  16
Price Range of Common Stock and Dividends..................................  16
Consolidated Selected Financial Data.......................................  17
Certain United States Tax Considerations...................................  18
Legal Matters..............................................................  21
Experts....................................................................  21


- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                 375,000 SHARES

                                CRIIMI MAE INC.

                    [LOGO OF CRIIMI MAE INC. APPEARS HERE]

                                  COMMON STOCK

                              ------------------

                                   PROSPECTUS

                              ------------------




                                     , 1994

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  All of the expenses set forth below, except the SEC registration fee, are estimated.

      SEC registration fee............................................. $ 1,704
      Printing expenses................................................  50,000
      Accounting fees and expenses.....................................  10,000
      Legal fees and expenses..........................................  34,000
      Blue Sky fees and expenses (including legal fees)................   4,000
      Miscellaneous....................................................       0
                                                                        -------
          Total........................................................ $99,704
                                                                        =======

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Under Maryland law, a corporation formed under Maryland law is permitted to limit, by provisions in its articles of incorporation, the liability of its directors and officers to the corporation or its stockholders for money damages except for (i) actual receipt of an improper benefit or profit in money, property or services or (ii) active and deliberate dishonesty established by a final judgment as being material to the cause of action. CRIIMI MAE's Articles of Incorporation include such a provision which limits such liability to the fullest extent permitted by Maryland law.

  CRIIMI MAE's Bylaws provide that CRIIMI MAE shall indemnify its directors, officers and adviser, and may indemnify other persons who may be indemnified, to the fullest extent permitted by Maryland law against any liability and related expenses (including attorneys' fees) incurred in conjunction with any proceeding or threatened proceeding in which any of them may be involved, or threatened to be involved, as a party or otherwise, arising out of or incidental to CRIIMI MAE's business. CRIIMI MAE has purchased and maintains liability insurance against liabilities that may be asserted against such persons in connection with CRIIMI MAE, whether or not indemnification against such liabilities would be permitted under the provisions of CRIIMI MAE's Articles of Incorporation.

  Section 2-418 of the General Corporation Law of the State of Maryland provides, together with the Bylaws described above, for the indemnification of directors, officers and other corporate agents in terms sufficiently broad to indemnify such persons, under certain circumstances, for liabilities (including reimbursements of expenses incurred) arising under the Securities Act.

ITEM 16. EXHIBITS

  (a) EXHIBITS.

     EXHIBIT
      NUMBER                                  DESCRIPTION
     -------                                  -----------
       *4.1    --Articles of Incorporation, as amended, of CRIIMI MAE Inc.
       *4.2    --Bylaws, as amended, of CRIIMI MAE Inc.
        5      --Opinion of Arent Fox Kintner Plotkin & Kahn regarding validity of securities being registered.
        8      --Tax Opinion of Arent Fox Kintner Plotkin & Kahn (included in Exhibit 5)
        10.1   --Form of Warrant Agreement (including form of Warrant Certificate).
        23.1   --Consent of Arthur Andersen & Co.
        23.2   --Consent of Arent Fox Kintner Plotkin & Kahn (included in Exhibit 5).
         24    --Power of Attorney (included on signature page)

- --------
* Incorporated herein by reference to CRIIMI MAE's Registration Statement on Form S-3 (File No. 33-50679).

ITEM 17. UNDERTAKINGS

  The undersigned hereby undertakes: (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; and (2) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  The undersigned registrant also hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. If a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

  The undersigned registrant hereby undertakes that: (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF ROCKVILLE, STATE OF MARYLAND, ON THE 6TH DAY OF APRIL, 1994.

                                          Criimi Mae Inc.

                                          By: /s/ William B. Dockser
                                             -----------------------------
                                                     William B. Dockser
                                                   Chairman of the Board

                               POWER OF ATTORNEY

  KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints William B. Dockser and H. William Willoughby, and each of them severally, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or of his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

             SIGNATURE                           TITLE                    DATE
             ---------                           -----                    ----
     /s/ William B. Dockser          Chairman of the Board           April 6, 1994
- ------------------------------------  (Principal Executive
         William B. Dockser           Officer and Director)

     /s/ H. William Willoughby       Director, President and         April 6, 1994
- ------------------------------------  Secretary
       H. William Willoughby

                                     Director
- ------------------------------------
          Garrett G. Carlson

     /s/ G. Richard Dunnells         Director                        April 6, 1994
- ------------------------------------
          G. Richard Dunnells

                                     Director
- ------------------------------------
          Robert F. Tardio

     /s/ Elizabeth O. Flanagan       Chief Financial Officer         April 6, 1994
- ------------------------------------  (Principal Financial and
       Elizabeth O. Flanagan          Accounting Officer)


                                 EXHIBIT INDEX

 EXHIBIT                                                           SEQUENTIAL
 NUMBER                        DESCRIPTION                          PAGE NO.
 -------                       -----------                         ----------
   *4.1  --Articles of Incorporation, as amended, of CRIIMI MAE
           Inc.
   *4.2  --Bylaws, as amended, of CRIIMI MAE Inc.
    5    --Opinion of Arent Fox Kintner Plotkin & Kahn regarding
           validity of securities being registered.
    8    --Tax Opinions of Arent Fox Kintner Plotkin & Kahn
           (included in Exhibit 5)
   10.1  --Form of Warrant Agreement (including form of Warrent
           Certificate).
   23.1  --Consent of Arthur Andersen & Co.
   23.2  --Consent of Arent Fox Kintner Plotkin & Kahn (included in Exhibit 5).
   24    --Power of Attorney (included in signature page)

- --------
* Incorporated herein by reference to CRIIMI MAE's Registration Statement on Form S-3 (File No. 33-50679).